

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2020

William A. Newman
Chief Executive Officer
Home Point Capital Inc.
2211 Old Earhart Road, Suite 250
Ann Arbor, MI 48105

> **Re: Home Point Capital Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted December 11, 2020**
> **CIK No. 0001830197**

Dear Mr. Newman :

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amended Draft Registration Statement submitted December 11, 2020

Company Overview, page 1

1. Refer to your response to comment 4. Please briefly describe any limitations that may be imposed on future growth by the need to further expand the company's warehouse facilities, in addition to any representations, warranties or covenants that would limit such further growth or limit the use of the warehouse lines.

Business, page 102

2. We note that you present several business metrics for the twelve months ended September 30, 2020 or 3Q'20 throughout your filing, including in the Business section, while

comparing them to those for the twelve months in 2019. Please address the following:
- Tell us and revise to disclose why this metric provides meaningful information to an investor considering that it includes data from the last quarter in 2019;
- Revise to also present these metrics for the nine months ended September 30, 2020 so that investors can better asses your performance as it compares to your operating results presented in the financial statements and in the Management's Discussion and Analysis section for the corresponding periods presented; and
- Revise to clearly disclose what LTM stands for in each of the graphs or tables presented.

3.   We also note on pages 105 and 4 that you disclose total net revenue and total net income (loss), as well as related non-GAAP metrics, for the twelve months ended September 30, 2020. Please tell us and revise to disclose where these GAAP based financial results are derived from and update your non-GAAP financial measures disclosures and reconciliations to GAAP accordingly.

You may contact William Schroeder at 202-551-3294 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at 202-551-3267 or J. Nolan McWilliams at 202-551-3267 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Joe Kauffman